Exhibit 4.5

Ares Strategic Mining Inc.

Management's Discussion and Analysis

For the Nine-Month Period Ended 30 June 2026

Stated in Canadian Dollars

DATE: 31 AUGUST 2026

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

To Our Shareholders

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed interim consolidated financial statements of Ares Strategic Mining Inc. (“Ares” or the “Company”) for the nine-month period ended June 30, 2026 and the related notes (the “Interim Financial Statements”). This MD&A should be read together with the Interim Financial Statements, which have been prepared in accordance with IFRS Accounting Standards applicable to interim financial reporting, and with the Company’s other continuous disclosure filings.

Additional information concerning the Company, its operations and associated risks is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. A copy of this MD&A will be provided on request. Unless otherwise indicated, information in this MD&A is current to August 31, 2026. All dollar amounts are stated in Canadian dollars, except where expressly identified as United States dollars (“US$”).

Forward-Looking Statements

This MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information includes statements concerning mine development, ore extraction and stockpiling, completion and commissioning of the Lumps Plant and Flotation Plant, production ramp-up, product quality and throughput, capital expenditures, financing requirements and sources of funds, the timing and amount of deliveries under customer and government contracts, receipt of permits and approvals, debt repayment or refinancing, and the Company’s ability to continue as a going concern. Forward-looking information is based on management’s current expectations, estimates, plans and assumptions and is subject to known and unknown risks and uncertainties that may cause actual results to differ materially. Readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update such information except as required by law.

The principal forward-looking matters, assumptions and risks discussed in this MD&A include the following:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding, liquidity and going concern	Existing unrestricted cash, variable Sorbie settlements and additional equity, debt, refinancing or other sources remain available when required and on acceptable terms.	Working-capital pressure, restricted cash, variable Sorbie receipts, lender covenant default, dilution, security interests, adverse markets and increased financing costs.

Lumps Plant commissioning and ramp-up	Integrated equipment, PLC logic, temporary power, ore feed and trained personnel perform as planned and product meets customer specifications.	Equipment or control-system failure, insufficient or unreliable power, variable feed, delayed qualification and a longer or more costly ramp-up.

Flotation Plant completion and acidspar qualification	Pond and water systems, civil, structural, mechanical and electrical installation, financing, permits, testing and product qualification are completed as planned.	Permit and infrastructure delays, capital shortfalls, supplier or contractor issues, recovery or quality failures and government or customer non-acceptance.

Mine development and stockpiling	Mine plans, contractor performance, safe operating conditions and geology support a reliable supply of suitable feed material.	No established mineral resource or reserve, geological uncertainty, grade variation, dilution, safety, ventilation and contractor risks.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Commercial product sales	Metspar and acidspar meet applicable specifications and customers accept delivery on commercially acceptable terms.	No sustained commercial production to date, customer qualification, pricing, logistics, concentration and collection risks.

DoD/DLA contract performance and revenue	Delivery orders remain in force, the Company completes the required facilities and delivers compliant acidspar within the contractual period, and the U.S. government accepts the product.	Orders beyond the guaranteed minimum may not be issued; fixed-price cost exposure, construction delay, specification, certification, acceptance, procurement, cybersecurity and default risks.

Water and electrical infrastructure	Temporary systems operate safely and reliably until permanent power, pond and water-use infrastructure and approvals are available.	Generator capacity, fuel cost, downtime, permanent utility delays, pond or water-use approvals and operating-cost variability.

Strategic growth opportunities	Suitable properties, processing opportunities, partners and financing can be identified and obtained on acceptable terms.	No suitable opportunity, technical or economic failure, integration risk, dilution and diversion of management and capital.

Qualified Person

The scientific and technical information in this MD&A has been reviewed and approved by James Walker, P.Eng., a “qualified person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Walker is the Company’s President and Chief Executive Officer, a director and a shareholder, and is not independent of the Company.

Future Outlook and Strategic Objectives

●	Complete integrated commissioning and progressively ramp the Lumps Plant while confirming equipment reliability, process controls, product quality, throughput and customer specifications. Commissioning or limited ramp-up does not, by itself, constitute sustained commercial production.

●	Complete the remaining pond, water-management, civil, structural, mechanical, electrical and power work required for the Flotation Plant, followed by testing, commissioning and qualification of acidspar product.

●	Continue underground mine development, extraction and surface stockpiling at the Lost Sheep Mine while maintaining applicable Mine Safety and Health Administration and other regulatory requirements.

●	Develop a reliable mine-to-plant logistics chain and pursue recurring metspar sales only after product has been produced, tested and accepted by customers.

●	Perform delivery orders under the Company’s U.S. Department of Defense/Defense Logistics Agency contract only after the applicable manufacturing, product-quality, certification, delivery and government-acceptance conditions have been satisfied.

●	Maintain liquidity through available cash, variable Sorbie settlements and additional financing while addressing debt-service requirements and the covenant default affecting the USDA-guaranteed facility.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

The Company has not established a mineral resource or mineral reserve and has not completed a feasibility study supporting a production decision. Proceeding toward production without those studies involves materially greater technical and economic risk.

Corporate Overview

Ares Strategic Mining Inc. is a British Columbia corporation listed on the Canadian Securities Exchange under the symbol “ARS”. The Company is developing a vertically integrated U.S. fluorspar business centred on the Lost Sheep Mine and surrounding Spor Mountain claims in Juab County, Utah, and the Delta Processing Site in Millard County, Utah. Ore is mined and stockpiled at Lost Sheep for processing at Delta through two planned processing streams: a Lumps Plant intended to produce metallurgical-grade fluorspar products (“metspar”) and a Flotation Plant intended to produce acid-grade fluorspar (“acidspar”).

During the period, the Company remained in the development and construction stage. It had commenced mine-development, extraction and stockpiling activities, but had not demonstrated sustained commercial processing, customer-qualified product, stable recovery or throughput, or positive operating cash flow from fluorspar production. The Company relies on management, employees, technical consultants and third-party mining, construction, processing, logistics and financing counterparties to advance the project.

Significant Events and Transactions During the Period

On October 10, 2025, the Company announced a non-brokered private placement of up to 22,222,222 units at $0.45 per unit for gross proceeds of up to $10.0 million.

On October 21, 2025, the Company announced completion of the LIFE Offering and Amended LIFE Offering, issuing an aggregate of 23,333,001 units for aggregate gross proceeds of approximately $10.50 million.

On November 3, 2025, the Company announced completion and activation of the secondary underground ventilation system at the Lost Sheep Mine.

On December 5, 2025, the Company reported continued underground-development and Delta Processing Site construction progress, including ventilation, ore-handling, drilling-station and waste-pad work.

On December 30, 2025, the first delivery order under the Defense Logistics Agency contract was issued, according to the Company’s public disclosure.

On January 20, 2026, the Company announced the award of a five-year U.S. Department of Defense/Defense Logistics Agency acid-grade fluorspar contract.

In February 2026, the Company completed a LIFE financing of 16,666,666 units at $0.60 per unit for aggregate gross proceeds of approximately $10.0 million and announced commencement of mining and surface stockpiling of fluorspar ore at the Lost Sheep Mine.

On April 22, 2026, the Company entered into a settlement agreement with Hinkinite Resources LLC and Bryson Hinkins concerning overlapping unpatented mining claims in Juab County, Utah. The settlement contemplated US$50,000 in cash, approximately US$50,000 in Company common shares subject to regulatory approval, and reimbursement of US$27,878 of verified staking costs. The related litigation was dismissed with prejudice on April 28, 2026.

On June 16, 2026, the Company filed a material change report concerning the issuance of 5,550,729 common shares at a deemed price of $0.28 per share to settle $1,554,203 of outstanding indebtedness and the resignation of Lorenzo Esteva as a director.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

U.S. Department of Defense / Defense Logistics Agency Contract

The Company is party to firm-fixed-price, indefinite-delivery/indefinite-quantity Contract No. SP8000-26-D-0002 with the U.S. Department of Defense through the Defense Logistics Agency for acid-grade fluorspar. The contract has a five-year ordering period from December 30, 2025 through December 29, 2030, a guaranteed minimum of US$2.0 million and a maximum contract ceiling of US$250.0 million. The Company publicly described an estimated initial award value of approximately US$168.9 million.

The estimated award value and contract ceiling describe potential contract capacity; they are not cash presently obligated to the Company, a receivable, available financing, guaranteed revenue, profit or a measure calculated under IFRS. They also do not deduct the capital, production, compliance, delivery, financing or working-capital costs required to perform the contract. The U.S. government is not obligated to issue orders beyond the contractual minimum.

Each delivery order requires delivery within 36 months after issuance. Product must satisfy the applicable chemical, physical, testing, certification, packaging, delivery, inspection and acceptance requirements and the Company must comply with applicable federal procurement, cybersecurity, recordkeeping and subcontracting requirements. As at June 30, 2026, the Flotation Plant remained under construction, no government-accepted acidspar delivery had been disclosed and no revenue under the contract had been recognized.

Revenue, if any, will be recognized under IFRS 15 only when the relevant performance obligation is satisfied and control of accepted product has transferred to the customer. Contract performance depends on completion and successful operation of the Flotation Plant, suitable mine feed, product qualification, power and water infrastructure, contractors and equipment, permits, logistics, financing and working capital. Because the contract is firm-fixed-price, cost escalation or underperformance may reduce or eliminate anticipated margins.

Exploration

Spor Mountain

1.	Lost Sheep

The Company holds interests and rights in certain U.S. federal unpatented mining claims at the northeast end of the Spor Mountain Mining District in Juab County, Utah. The claim package includes the Lost Sheep Mine and other mineral claim blocks. The Company acquired its initial interest through the amalgamation completed on February 18, 2020 and subsequently acquired additional claims through staking.

As part of the amalgamation, the Company assumed an underlying property purchase agreement for certain unpatented claims comprising the Spor Mountain property. The Company paid US$1.0 million to the underlying vendor during fiscal 2021 and considers the related payment obligation satisfied. Claim ownership, title and maintenance remain subject to federal and state recording, maintenance and verification requirements.

2.	Bell Hill

The Company conducted induced-polarization surveys over known fluorspar occurrences in the Bell Hill area in 2021 to identify geophysical signatures associated with known mineralization and potential additional targets. The Company’s technical disclosure should be read together with its current NI 43-101 technical report and applicable cautionary statements concerning exploration targets and the absence of a current mineral resource or mineral reserve.

The United States is highly dependent on imported fluorspar, which is used in steelmaking, aluminum, hydrofluoric acid and fluorochemical production, refrigeration, electronics, batteries and other industrial applications. The Company is seeking to develop a domestic mine-to-market supply chain. Its ability to compete will depend on consistently achieving required grade, recovery, throughput, product quality and delivered cost; the existence of permits or installed nameplate capacity alone does not establish commercial viability.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Delta Processing Site and Construction in Progress

Status at June 30, 2026 and expenditures

As at June 30, 2026, construction and installation of both the Lumps Plant and the Flotation Plant remained in progress. Commissioning had not commenced by quarter-end, additional expenditures were required, sustained commercial processing had not been achieved and no fixed date for sustained commercial production could be assured.

Construction in progress was $49,929,686 at June 30, 2026 compared with $25,721,163 at September 30, 2025, an increase of $24,208,523 during the nine-month period. The balance included equipment acquisition and fabrication, freight and delivery, land and site development, foundations and concrete, structural work, conveyors and material handling, mechanical systems and piping, electrical distribution and controls, engineering, contractor labour, permitting and other directly attributable costs, together with eligible capitalized borrowing costs. These amounts are presented in and should be read with the Interim Financial Statements; this MD&A does not modify the financial statement amounts.

Approximately $14,060,537 of the June 30, 2026 construction-in-progress balance related to the fluorspar processing and Lumps Plant category arising from transactions with related parties, including $1,443,189 of additions during the nine-month period and an opening balance of $12,617,348. The remaining construction-in-progress balance principally related to civil and construction work, labour and overhead, site, drilling and safety services, equipment and machinery, rentals, freight, materials, engineering and project management, permits and professional costs, capitalized interest and foreign-exchange effects, as set out in the accompanying financial statements and accounting records.

Construction in progress	Opening Balance	Additions/ Adjustments	Closing Balance
Balance as at 1 October 2024	$9,762,608
Flotation & Lumps Plant (related party)	4,353,173	$8,264,175	$12,617,348
Construction & Civil Works	566,881	2,562,365	3,129,246
Overheads & Labour	2,060,057	602,841	2,662,898
Site, Drilling & Safety Services	358,325	1,586,869	1,945,194
Equipment & Machinery	634,080	1,085,898	1,719,978
Equipment & Crane Rentals	490,718	104,094	594,812
Freight, Shipping & Duties	43,236	134,630	177,866
Materials, Fuel & Consumables	38,762	14,975	53,737
Engineering, Design & Project Management	-	5,426	5,426
Permits, Professional & Regulatory	2,376	1,322	3,698
Capitalized Interest	1,215,000	1,501,633	2,716,633
Adjustments on currency translation	-	94,327	94,327
Total			25,721,163

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Balance as at 30 September 2025	$25,721,163
Flotation & Lumps Plant (related party)	12,617,348	$1,443,189	$14,060,537
Construction & Civil Works	3,129,246	8,860,010	11,989,256
Overheads & Labour	2,662,898	1,292,051	3,954,949
Site, Drilling & Safety Services	1,945,194	5,613,615	7,558,809
Equipment & Machinery	1,719,978	1,535,307	3,255,285
Equipment & Crane Rentals	594,812	717,309	1,312,121
Freight, Shipping & Duties	177,866	397,423	575,289
Materials, Fuel & Consumables	53,737	19,025	72,762
Engineering, Design & Project Management	5,426	801,107	806,533
Permits, Professional & Regulatory	3,698	201,657	205,355
Capitalized Interest	2,716,633	2,258,749	4,975,382
Adjustments on currency translation	94,327	1,069,081	1,163,408
Balance as at 30 June 2026			$49,929,686

Project plan and status relative to plan

The Delta Processing Site is intended to comprise two processing streams. For the Lumps Plant, the next material stage is completion of integrated commissioning, progressive introduction and increase of ore feed, confirmation of equipment reliability and demonstration that finished product consistently meets applicable customer specifications.

For the Flotation Plant, the next material stage is completion of the permanent pond and water-management infrastructure, remaining civil and structural work, mechanical and electrical installation and integration, power requirements, testing, commissioning and qualification of acidspar product. The timing of these activities remains dependent on permitting and approvals, contractor and supplier performance, equipment integration, power and water infrastructure, testing and commissioning results, and available financing.

The Lumps Plant has been publicly described as having design capacity of approximately 150,000 tonnes per year, while the operating-control philosophy describes a nominal raw-feed rate of approximately 55 tonnes per hour. The hourly figure is an instantaneous design input and the annual figure depends on assumed operating hours and utilization. Neither figure is a forecast of actual saleable production, demonstrated throughput or customer-qualified product, and neither establishes the contractual tonnage base for any Mujim fee.

Commissioning and progress after June 30, 2026

Commissioning of the Lumps Plant commenced on July 13, 2026. On July 21, 2026, the Company announced that the plant had been powered and was operating as an integrated system and that a four-week commissioning program had commenced. The program includes process-flow verification, PLC and HMI testing, optimization of operating parameters, alarm and automated-shutdown testing, and assessment of crushing, drying and product quality.

The Company distinguishes construction completion, equipment energization, commissioning, limited ramp-up activities and sustained commercial production. Commencement of commissioning or limited ramp-up does not establish that sustained commercial production, design throughput, target recovery, customer specifications or positive operating cash flow have been achieved. Non-critical completion items, including sandblasting, painting and final as-built documentation, may continue after commissioning.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Electrical, instrumentation, civil, mechanical and piping work

Electrical and instrumentation design was reported as approximately 99% complete, with final as-built documentation remaining. PLC panels were delivered and programming was tested. Cable trays, cable pulling and principal electrical-building installation and tie-ins were completed. Field testing of PLC logic against installed equipment was identified as a final principal commissioning stage. Gulf Turbine Services provided additional personnel for electrical and instrumentation work.

Conveyor support frames and belts were installed and the conveyors were jog-tested. A replacement tank was fabricated and installed for a cyclone not included in a Mujim shipment. Delays affected certain pipes, valves, a feed conveyor and discharge-chute components; the Company procured Schedule 40 piping locally and completed field installation as a mitigation measure. Final equipment reconciliation, integration, spare-parts availability and equipment reliability remain material risks.

Flotation pond and water-management infrastructure

Pond drawings were submitted to the Utah Department of Environmental Quality, Division of Water Quality, and written engineering approval and the applicable construction approval were received. Dutson Supply was awarded the pond-construction work and mobilized. A separate use authorization remains dependent on groundwater testing; monitoring wells were drilled and samples collected, and applicable Millard County approvals remained outstanding. Four 5,000-gallon tanks were acquired as temporary surge-water capacity. These tanks are a contingency measure and do not replace the remaining approvals or the permanent pond and water-management systems.

Electrical power

The Company submitted its permanent utility-service application to Rocky Mountain Power in January 2026. Management estimated approximately 2.5 MW for the Lumps Plant and associated building and approximately 5.2 MW for the full site, including the Flotation Plant. Rocky Mountain Power advised that permanent utility service could require approximately 26 months.

The Company entered into a lease-purchase arrangement for two 1.1 MW generators. Both generators were delivered, connected to the site electrical network and tested. Their aggregate nominal rating of 2.2 MW is below management’s stated 2.5 MW peak requirement for the Lumps Plant and associated building. Load management, operating reserve, redundancy, fuel supply and cost, reliability and any requirement for additional generation remain material uncertainties. The Flotation Plant will require separate or additional power planning pending permanent utility service.

Material contracts, arrangements and continuing commitments

Mujim Group. On February 9, 2021, the Company entered into an agreement with Shanghai Mujim Trading Co., Ltd. and associated entities (collectively, “Mujim”) relating to the acquisition, fabrication, supply, delivery, installation and technical support of fluorspar-processing equipment and plant components. Mujim is a related and non-arm’s-length party because Bob Li, a director of the Company, is also the managing director and chairman of Mujim.

Subsequent commercial activities with Mujim focused principally on equipment design and fabrication, acquisition and supply, shipment and delivery, installation guidance, process support, commissioning, training and related project services. Prices for equipment and services supplied directly by Mujim were established through negotiation between related parties. The Company did not obtain an independent valuation or fairness opinion of the overall arrangement and does not characterize the pricing as independently determined fair market value. Invoices and payment records substantiate amounts charged and recorded but do not, by themselves, establish fair market value.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

The February 9, 2021 agreement provides for contractor compensation associated with installation and commencement of operations, a potential US$20-per-tonne technical-support fee once the facility is operating within contractual parameters, a US$10-per-tonne agency fee applicable to qualifying sales in Asia, and possible adjustment of the final purchase price based on production-output provisions. The contractual tonnage base, duration and resulting annual exposure have not been established in the available disclosure and should not be estimated until confirmed from the executed agreement and applicable legal interpretation.

Other project arrangements include the historical SFC Tec construction and commissioning engagement; mine and project-development services provided by Provo Mining & Construction; supplemental electrical, instrumentation, mechanical, piping and conveyor labour provided through Gulf Turbine Services; Dutson Supply pond-construction work; the temporary generator lease-purchase; the Rocky Mountain Power permanent-service process; the Union Pacific rail-spur lease; and the Millard County bond and Utah Permanent Community Impact Fund Board secured financing arrangements. Amounts payable and remaining commitments depend on the applicable executed contracts, work authorizations, invoices, change orders and financing documents.

Funding requirements

Additional expenditures and financing will be required to complete the remaining Flotation Plant work, commissioning and product qualification, mine development, inventory requirements and operating ramp-up. The amount and timing of additional funding will depend on remaining contractor scopes, equipment and commissioning requirements, power and water infrastructure, permitting, change orders, contingencies and working-capital requirements. The Company does not currently have a sufficiently supported single numerical estimate of the remaining cost to complete and will update this disclosure when sufficient information is available to support a reasonable current estimate.

Principal Delta Processing Site risks

Material risks include failure or underperformance of supplied equipment; missing or delayed components; discrepancies between equipment, drawings and field conditions; mechanical, electrical, instrumentation, PLC or process failures; temporary generator capacity, fuel cost, downtime and reliability; delay in permanent utility service, pond construction, water-use authorization or county approvals; reliance on temporary surge tanks; contractor and skilled-labour availability; cost escalation and change orders; inconsistent ore feed; inability to achieve target recovery, throughput or product quality; customer or government non-acceptance; insufficient working capital or financing; and commissioning or ramp-up taking longer or costing more than management currently expects.

Events Subsequent to June 30, 2026

On July 13, 2026, the Company commenced integrated commissioning of the Lumps Plant. On July 21, 2026, it announced that the plant had been energized and was operating as an integrated system. The status and risks of that program are described under “Delta Processing Site and Construction in Progress”.

On July 17, 2026, the Company entered into a commercial letter agreement appointing The Bank of New York Mellon as depositary in connection with the proposed establishment, administration and maintenance of a sponsored American depositary receipt facility. Establishment of the facility remains subject to completion of the related deposit agreement, regulatory and exchange processes and other implementation conditions.

On August 17, 2026, the Company granted 12,000,000 stock options to its directors and officers at an exercise price of $0.365 and expiring on August 17, 2028.

1,193,638 warrants expired unexercised.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Results of Operations

The Company recorded comprehensive loss of $3,959,811 for the nine months ended June 30, 2026 compared with comprehensive loss of $1,823,714 for the comparative period. The period-to-period change principally reflected higher professional fees, office and marketing costs, stock-based compensation, interest and accretion, project-development activity and the accounting effects of the Sorbie share proceeds receivable. The Company did not generate revenue from sustained commercial fluorspar production during the period.

Accretion and interest (rounded to the nearest ‘000)	9 months ended 30 June 2026	9 months ended 30 June 2025
	$152,717	$425,195
Variance	$(272,478)

Accretion and interest expense increased primarily because of interest and accretion on the Company’s outstanding debt facilities. The nature, maturity, security, covenant status and liquidity implications of those facilities are discussed under “Capital Resources”.

Professional fees (rounded to the nearest ‘000)	9 months ended 30 June 2026	9 months ended 30 June 2025
	$1,668,861	$341,361
Variance	$1,327,500

Professional fees increased principally because of legal, accounting, audit, advisory and other professional work associated with the Company’s financing activities, continuous-disclosure matters, BCSC review, proposed U.S. offering and Nasdaq listing process, and project development.

Office and marketing (rounded to the nearest ‘000)	9 months ended 30 June 2026	9 months ended 30 June 2025
	$1,528,826	$1,212,016
Variance	$316,810

Office and marketing expenses increased because of investor-relations, marketing, corporate-development and financing-related services obtained during the period. Management continues to assess these expenditures in light of the Company’s liquidity requirements and project priorities.

Stock-based compensation (rounded to the nearest ‘000)	9 months ended 30 June 2026	9 months ended 30 June 2025
	$1,217,000	$-
Variance	$1,217,000

Stock-based compensation arose from options granted during the period and represents a non-cash expense measured under the Company’s share-based-payment accounting policy.

Realized and unrealized gain on share proceeds receivable (rounded to the nearest ‘000)	9 months ended 30 June 2026	9 months ended 30 June 2025
	$632,498	$631,986
Variance	$512

The share proceeds receivable arises from the Company’s Sorbie sharing arrangements and is measured at fair value through profit or loss. Amounts recognized in the statement of loss may include both realized gains or losses on settled monthly tranches and unrealized fair-value changes on unsettled tranches. The amount is sensitive to the Company’s share price, the contractual settlement formulas, timing, discounting and counterparty considerations. It should not be interpreted as revenue from operations.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Incidental quarry-rock proceeds

The Company does not operate a commercial quarrying business. During the period, the Company received incidental proceeds from the sale of quarry rock generated through activities undertaken in connection with the property. As these proceeds were incidental to the Company’s resource property activities and did not arise from the Company’s ordinary revenue-generating activities, they were recognized as a reduction of the directly related resource property expenditures within the condensed interim consolidated statement of loss and comprehensive loss rather than as revenue.

Selected Annual Information

Financial Data	Sep-25	Sep-24	Sep-23
Total revenue	-	-	-
Net loss	$(3,641,111)	$(2,925,347)	$(4,437,914)
Net loss per share – basic and diluted	$(0.02)	$(0.02)	$(0.03)
Total assets	$53,871,358	$36,455,378	$17,475,452
Total non-current financial liabilities	$26,168,453	$11,058,977	$4,679,089
Distributions/dividends per share	Nil	Nil	Nil

Summary of Quarterly Results

	June-26	Mar-26	Dec-25	Sep-25	Jun-25	Mar-25	Dec-24	Sep-24
Three months ended	$	$	$	$	$	$	$	$
Total revenue	-	-	-		-	-	-	-
Net (loss) for the period	(1,633,668)	(3,271,370)	372,392	(1,865,753)	(294,399)	(802,644)	(678,315)	(616,062)
Comprehensive (loss) for the period	(1,193,864)	(3,325,590)	386,289	(1,820,589)	(71,609)	(911,407)	(849,215)	(579,746)
Profit (loss) per share	(0.0061)	(0.0128)	(0.0016)	(0.02)	(0.01)	(0.00)	(0.00)	(0.02)
Total assets	76,775,445	73,895,649	64,629,389	53,871,358	55,192,985	43,808,586	38,874,212	36,455,378
Working capital surplus (deficiency)	(5,377,000)	4,302,000	2,741,000	(826,000)	2,628,000	(12,047,321)	(12,053,000)	(9,448,000)

Outstanding Shares

As at 30 June 2026, the Company had 273,834,126 common shares issued and outstanding; the fully diluted amount includes 6,100,000 options and 40,992,695 warrants outstanding. As at the date of this report, 18,100,000 options and 39,799,057 warrants are outstanding.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Financial Position and Liquidity

As at June 30, 2026, the Company’s financial instruments included cash and restricted cash, the Sorbie share proceeds receivable measured at fair value through profit or loss, accounts payable and accrued liabilities, short-term loans and long-term secured borrowings. The Company also had material capital commitments and project funding requirements. The Sorbie arrangements expose the Company to share-price, valuation, liquidity and counterparty risk, while its debt facilities expose it to interest-rate, foreign-exchange, covenant, refinancing and collateral risks.

The following discussion compares the Company’s financial position and cash flows for the nine months ended June 30, 2026 with the comparative amounts presented in the Interim Financial Statements. The amounts below are unchanged by this narrative update.

As at 30 June 2026, the Company had a working capital deficit of ($5,377,000) compared to a working capital deficit of $(826,000) as at 30 September 2025.

Cash used in operating activities during the nine months ended 30 June 2026 totalled ($249,077) (30 June 2025: cash provided by $6,845,693).

Cash used in investing activities during the nine months ended 30 June 2026 totalled $25,239,198 (30 June 2025: $12,787,458).

Cash raised in financing activities during the nine months ended 30 June 2026 totalled $23,181,283 (30 June 2025: $17,196,786).

Exploration and evaluation assets

Exploration and Evaluation Assets	Spor Mountain	Ontario Properties	Total
Balance as at 1 October 2024	$8,362,147	$4	$8,362,151
Drilling	147,860	-	147,860
Geological consulting	251,449	-	251,449
Administration and camp	54,369	-	54,369
Staking and claiming	3,518	-	3,518
Adjustments on currency translation	3,067	-	3,067
Balance as at 30 September 2025	$8,822,410	$4	$8,822,414
Acquisition	132,784	-	132,784
Geological consulting	146,529	-	146,529
Staking and claiming	131,638	-	131,638
Drilling	-	-	-
Administration and camp	118,031	-	118,031
Adjustments on currency translation	23,379	-	23,379
Balance as at 30 June 2026	$9,374,771	$4	$9,374,775

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Financial Instruments and Risk Management

a)	Financial instrument classification and measurement

Financial assets and liabilities are classified and measured under IFRS 9 based on their contractual cash-flow characteristics and the Company’s business model. Cash, restricted cash and most trade and debt balances are measured at amortized cost, subject to applicable impairment requirements. The Sorbie share proceeds receivable is measured at fair value through profit or loss because its cash flows vary with the Company’s share price and do not represent solely payments of principal and interest.

Fair-value measurements are categorized using the IFRS 13 hierarchy described below. The level assigned to a measurement depends on the lowest-level input that is significant to the entire valuation.

●	Level 1 - quoted prices in active markets for identical financial instruments.

●	Level 2 - quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●	Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

b)	Fair values of financial assets and liabilities

The carrying amounts of cash, accounts payable and other short-term balances approximate fair value because of their short maturities. The fair value of the Sorbie share proceeds receivable is based on the present value of the expected remaining contractual monthly settlements, using the applicable settlement-price input, benchmark price, remaining settlement dates, discounting and market-participant risk assumptions. Changes in fair value are recognized in profit or loss.

c)	Market risk

Market risk is the risk that changes in market prices, including the Company’s share price, interest rates, foreign-exchange rates and commodity prices, will affect earnings, cash flows or the value of financial instruments. The Sorbie receivable is particularly sensitive to the Company’s share price because the monthly cash settlement varies relative to the benchmark price in each agreement.

d)	Credit risk

Credit risk is the risk of loss if a counterparty fails to perform. The Company is exposed through cash held with financial institutions, receivables and the Sorbie contractual settlement rights. Management considers counterparty quality, contractual credit support and concentration when assessing this risk; however, credit support does not eliminate counterparty, custody, market-value or enforcement risk.

e)	Interest rate risk

Interest-rate risk arises from variable-rate borrowings and from discounting used in fair-value measurements. The Company’s debt portfolio includes fixed- and variable-rate obligations. Changes in benchmark interest rates may affect interest expense, liquidity and the fair value of certain instruments.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

f)	Currency risk

Currency risk arises because significant project expenditures, debt obligations and contractual arrangements are denominated in U.S. dollars or other currencies, while the Company reports in Canadian dollars. Foreign-exchange movements may affect debt balances, project costs, cash flows and valuation adjustments.

Currency (Rounded)	30 June 2026	30 September 2025
Canadian (Dollars)	$3,892,000	$183,000
US (Dollars)	$943,000	$5,580,000

g)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet obligations when due. Management monitors cash, restricted cash, expected Sorbie settlements, accounts payable, debt service, construction commitments and forecast project expenditures. The Company expects to require additional financing and there is no assurance that financing, refinancing, covenant relief or project cash flow will be available when required or on acceptable terms.

Capital Resources and Financing Arrangements

The Company remains capital intensive and has no history of sustained profitable fluorspar operations. Its principal uses of capital include mine development, ore extraction and stockpiling, completion and commissioning of the Delta Processing Site, contractor and equipment costs, temporary and permanent power and water infrastructure, staffing, operating readiness, working capital, interest and principal payments, and public-company costs.

Sorbie financing and sharing arrangements

The Company has three separate financing and sharing arrangements with Sorbie Bornholm LP relating to financings completed in September 2024, April 2025 and October 2025. Under each arrangement, Sorbie subscribed for units at closing and the Company entered into a related sharing arrangement under which the associated economic interest is settled over 24 monthly tranches by reference to the 20-trading-day volume-weighted average price of the Company’s shares relative to a contractual benchmark price.

Summary of Sorbie Agreements:

Agreement Date	Units Issued at Closing	Issue Price	Gross Proceeds	Benchmark Price	Warrant Terms	Term
30 September 2024	8,333,333	$0.1800	$1,500,000	$0.2610	1 full Warrant	24 months
2 April 2025	7,229,730	$0.1480	$1,000,000	$0.1998	1 full Warrant	24 months
20 October 2025	2,222,223	$0.4500	$1,000,000	$0.6300	1/2 Warrant	24 months

If the applicable settlement price exceeds the benchmark price, the monthly settlement increases proportionately; if it is below the benchmark, the settlement decreases. Future receipts are therefore variable and are not guaranteed to equal the original financing amount or the carrying value of the receivable. The “Applicable Share Amount” in each monthly schedule is a notional calculation input and does not represent additional shares issued each month. The actual securities were issued at the relevant financing closing.

The September 2024 arrangement involved $1.5 million and 8,333,333 units at $0.18 per unit, with a $0.2610 benchmark price and one warrant per unit. The April 2025 transaction involved 7,229,730 units at $0.148 per unit and a related sharing arrangement with a $0.1998 benchmark price and one warrant per unit. The October 2025 arrangement involved approximately $1.0 million and 2,222,223 units at $0.45 per unit, with a $0.63 benchmark price and one-half warrant per unit. The accounting balance, current/non-current classification, settlements and fair-value movements at June 30, 2026 are disclosed in the Interim Financial Statements.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Debt arrangements

The Company’s material debt arrangements include short-term loans, including amounts involving the Chief Executive Officer and a refinanced CEBA balance; USDA-guaranteed and related Community Bank & Trust facilities; the Series 2023A and Series 2023B Manufacturing Facility Revenue Bonds; and the State of Utah/Permanent Community Impact Fund Board financing. These arrangements contain payment obligations, security interests, guarantees, restricted-cash requirements, covenants and events of default that may limit the Company’s financial flexibility.

The original US$4.42 million USDA-guaranteed facility requires a minimum debt-service-coverage ratio of 1.25:1 and a debt-to-net-worth ratio not exceeding 9:1. The Company did not comply with those covenants at September 30, 2025 and June 30, 2026, and the related balance was classified as current at June 30, 2026. Management is assessing lender discussions, covenant relief, repayment, refinancing or restructuring alternatives; there can be no assurance that relief or replacement financing will be obtained.

The related US$1.2 million Community Bank & Trust loan bears interest at the Wall Street Journal prime rate plus 2.50% and matures September 16, 2028. The Series 2023A bond had an original principal amount of US$10.0 million and is supported by specified collateral and restricted cash; the US$0.5 million Series 2023B bond was repaid. The State of Utah/PCIFB financing consists of a US$11.0 million secured promissory note bearing simple interest at 4.5% and maturing May 1, 2031.

Expected sources of funds and sufficiency

Arranged or presently available sources include unrestricted cash, variable rights to future Sorbie settlements and funded proceeds of existing debt facilities to the extent remaining and available for their permitted purposes. Restricted cash is not available for general use. Potential future sources include additional equity offerings, securities issued under the shelf prospectus, warrant or option exercises, new debt or refinancing, strategic transactions, asset dispositions and future operating cash flow. Those potential sources are not committed or guaranteed. A shelf prospectus is not an investor commitment, and warrant exercises remain at the holders’ discretion.

The announced DoD/DLA estimated award value and contract ceiling are not available capital or guaranteed revenue. Cash can arise only from enforceable delivery orders and satisfaction of the applicable manufacturing, delivery and acceptance requirements. Based on the Company’s construction program, working capital, debt service and ramp-up requirements, additional financing will be required to complete all planned development activities. Failure to obtain sufficient financing could delay construction, commissioning, production ramp-up or payment of obligations, require expenditure reductions or asset dispositions, or adversely affect the Company’s ability to continue as a going concern.

Capital Management

The Company manages capital with the objectives of maintaining sufficient liquidity to continue as a going concern, preserving access to its mineral properties and processing assets, complying with debt and regulatory obligations and financing the next material project stages. Capital-management decisions consider unrestricted and restricted cash, variable Sorbie settlements, debt maturities and covenants, construction commitments, forecast operating expenditures and market access. The Company is not subject to a single externally imposed capital requirement, but its secured debt, guarantees, covenants and restricted cash materially constrain available capital.

Off-Balance Sheet Arrangements

The Company had no material off-balance-sheet arrangements as at June 30, 2026. The Sorbie share proceeds receivable is recognized on the statement of financial position and is not an off-balance-sheet arrangement. The related posted-support and credit-support mechanics may affect counterparty and valuation risk but do not change that accounting presentation. Guarantees, security interests, commitments and contingencies associated with the Company’s debt and project contracts are described in the Interim Financial Statements and elsewhere in this MD&A.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Related Party Transactions

Parties are considered related in accordance with IAS 24, Related Party Disclosures. Related-party transactions are measured at the amounts agreed between the Company and the related parties under the applicable compensation, supply, service or other arrangements.

Mujim Group transactions

Shanghai Mujim Trading Co., Ltd. and associated entities (collectively, “Bob Li Group”) are related parties because Bob Li, a director of the Company, is also the managing director and chairman of Mujim. The Company entered into arrangements with Mujim for specialized fluorspar-processing equipment, plant components, shipment, installation guidance, technical support, commissioning and training for the Lumps Plant and Flotation Plant.

The transactions were non-arm’s-length and were recorded at agreed transaction amounts. The Company did not obtain an independent valuation or fairness opinion and therefore cannot represent that the amounts were equivalent to those that would have been agreed between unrelated parties.

At June 30, 2026, construction in progress associated with the fluorspar Processing and Lumps Plant category attributable to Mujim was approximately $14,060,537, including $1,443,189 of additions during the nine months ended June 30, 2026.

The arrangements also provide for potential contractor compensation, a US$20-per-tonne technical-support fee after the facility operates within contractual parameters, a US$10-per-tonne agency fee on qualifying sales in Asia, and a potential production-output purchase-price adjustment. No amounts have been estimated in respect of these provisions as the applicable tonnage, duration and resulting exposure remain subject to confirmation under the agreement.

Key management and other related parties

The Company compensates certain key management personnel in the normal course. Key management includes executive officers and members of the Board of Directors. Transactions and balances with key management and related parties not otherwise disclosed in the Condensed Interim Financial Statements are summarized below.

Related Party Disclosure

Position & Nature of Transaction	Period(i)	Remuneration or fees(ii)	Share-based payments	Amounts Payable and Accrued Liabilities(iii)
CEO and Director – Management fees	2026	$108,000	$-	$-
	2025	$108,000	$-	$984,988
CFO – Management fees	2026	$36,000	$-	$-
	2025	$36,000	$-	$-
CFO – Professional fees	2026	$62,085	$26,450	$16,485
	2025	$81,875	$29,225	$19,471
Directors fee (Bob Li & Michael Li) – & Plant related (Bob Li Group)(iv)	2026	$1,443,689	$-	$53,250
	2025	$750	$-	$165,353
Former Director and VP of Explorations – Consulting fees	2026	$-	$-	$-
	2025	$21,000	$-	$44,100
Total	2026	$1,649,774	$26,450	$69,735
	2025	$247,625	$29,225	$1,213,912

(i)	Fees are for the nine months ended June 30, 2026 and June 30, 2025.
(ii)	Amounts disclosed were paid or accrued to the related party.
(iii)	Balances are as at June 30, 2026 and September 30, 2025.
(iv)	Director fees of $500, whereas $1,443,189 was added to capitalized construction in progress.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Related-party transactions are measured at the amounts agreed between the Company and the applicable related parties or under the relevant compensation, loan, supply, service or settlement arrangements. Unless specifically disclosed, the Company did not obtain an independent valuation or fairness opinion and cannot confirm that the terms were equivalent to those obtainable from an unrelated party.

Management

The Company depends on the continued services, judgment and relationships of its executive officers, technical personnel and key consultants. Loss of one or more key individuals, or difficulty recruiting experienced mining, processing, construction, finance, compliance or public-company personnel, could delay operations, weaken internal controls and increase costs. The Company is expanding its operational and governance capabilities as it transitions from construction into commissioning and pursues a U.S. listing.

Risk Factors

An investment in the Company is highly speculative. The Company faces the risks inherent in mineral exploration, mine development, processing-plant construction, commissioning, production ramp-up and financing. The following discussion highlights the risks most directly affecting the current business plan and should be read with the Interim Financial Statements and the Company’s other continuous disclosure filings.

No mineral resource, reserve or feasibility study. The Company has not established a current mineral resource or mineral reserve and has not completed a feasibility study supporting its production decision. Historical production, exploration targets, engineering work and test results do not establish economic viability. Actual tonnes, grades, recoveries, dilution, costs and operating conditions may differ materially from management’s expectations.

Construction, commissioning and operating risk. The Company has not demonstrated sustained commercial processing, design throughput, target recovery, customer-qualified product or positive operating cash flow. Equipment may fail or underperform; controls, piping, power, water, conveyors or other systems may require redesign or additional work; ramp-up may take longer and cost more than expected; and assets may require impairment or write-down if plans, financing or expected economic benefits deteriorate.

Supplier, contractor and related-party risk. The project depends on Mujim and other suppliers and contractors for equipment, technical information, labour, integration and support. Delayed or incomplete shipments, drawing discrepancies, limited warranties, spare-parts availability, change orders, contractor performance and non-arm’s-length pricing may increase cost or delay operations. Related-party conflicts may not be resolved on terms equivalent to an arm’s-length transaction.

Infrastructure, permitting and environmental risk. Temporary generator capacity, fuel supply, downtime and operating cost may constrain production. Permanent utility service may be delayed. Pond construction, groundwater testing, water-use authorization, county approvals and other regulatory requirements may be delayed, modified or denied. Temporary surge tanks and other contingencies may not be sufficient or cost-effective.

Liquidity, debt and financing risk. The Company has substantial construction, working-capital and debt-service needs and expects to require additional financing. Sorbie receipts are variable, restricted cash is unavailable for general purposes, secured creditors have claims against assets and the USDA-guaranteed facility has been in covenant default. Financing or covenant relief may not be available, may be dilutive or expensive, or may require additional security, asset sales or changes to the development plan.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

DoD/DLA and customer-contract risk. The US$168.9 million estimated award value and US$250 million ceiling are not guaranteed revenue. The government is not obligated to order beyond the contractual minimum. The Company must complete the Flotation Plant, manufacture compliant product and satisfy testing, certification, delivery, inspection, acceptance, cybersecurity, procurement and recordkeeping requirements. Fixed-price terms expose the Company to cost escalation. Delay, nonconforming product or noncompliance may result in rejection, reduced orders, remedies, termination or reputational harm.

Market, competition and product-acceptance risk. Fluorspar prices, exchange rates, freight, energy, labour and reagent costs may adversely affect economics. Established foreign producers may have lower costs, larger scale and existing customer relationships. Customers may not accept the Company’s product, may require extended qualification or may reduce expected purchases. Nameplate capacity and permits do not ensure competitive delivered cost or sales.

Title, safety and regulatory risk. Unpatented mining claims require ongoing maintenance and may be affected by title defects, competing claims, surface rights, access, environmental obligations and governmental action. Underground mining and processing involve serious safety, health and environmental hazards. Accidents, MSHA violations, environmental incidents or inadequate insurance may cause injury, liability, interruption, penalties or loss of permits.

Critical Accounting Judgments And Key Sources Of Estimation Uncertainty

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both the current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the Financial Statements.

Income taxes

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. In addition, the valuation of tax credits receivable requires management to make judgements on the amount and timing of recovery.

Going concern evaluation

As discussed in Note 1, these Financial Statements have been prepared under the assumptions applicable to a going concern. If the going concern assumption were not appropriate for these Financial Statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the condensed interim consolidated statement of financial position classifications used and such adjustments could be material.

The Company reviews the going concern assessment at the end of each reporting period. There were no material changes to the assessment as at 30 June 2026.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Exploration evaluation assets

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. The recoverability of the assets’ carrying values is dependent upon the determination of economically recoverable reserves, the ability of the Company to obtain the necessary financing and permits to complete development and future profitable production or proceeds from the disposition thereof.

The Company has taken steps to verify title to exploration and evaluation assets in which it has or is in the process of earning an interest, including review of condition of title reports, vesting deeds, mining claim location notices and filings, and property tax and other public records and is not presently aware of any title defects. The procedures the Company has undertaken and may undertake in the future to verify title provide no assurance that the underlying properties are not subject to prior agreements or transfers of which the Company is unaware.

Long-lived assets

The Company makes certain judgments in its assessment of whether indicators of impairment exist with respect to its long-lived assets. The carrying amounts of the Company’s long-lived assets are reviewed at each reporting date for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment, if any. The recoverable amount of an asset is evaluated at the cash-generating unit level, which is the smallest identifiable group of assets that generates cash inflows that are largely ind ependent of the cash inflows from other assets or group of assets. The recoverable amount of a CGU is the greater of its fair value less costs to sell and its value in use.

Useful lives of property, plant and equipment

Useful lives are estimated by management based on the expected period over which the assets are anticipated to be available for use, taking into consideration factors such as expected usage, physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the assets. The useful lives and residual values of property, plant and equipment are reviewed at least annually and are adjusted prospectively if expectations differ from previous estimates. Changes in the estimated useful lives of assets could result in changes to depreciation expense in the current and future periods

Stock-based compensation

The Company uses the Black-Scholes Option Pricing Model for the valuation of stock options. Option pricing models require the input of subjective assumptions and estimates including expected price volatility, interest rate and forfeiture rate.

Construction in progress and capitalization

Management determines whether equipment, labour, borrowing costs and other expenditures are directly attributable to bringing the Delta Processing Site assets to the location and condition necessary for intended use. It also determines when each component becomes available for use, when capitalization ceases and depreciation begins, and whether costs should be expensed, transferred or written off.

Impairment

Management assesses construction in progress, property and equipment and exploration and evaluation assets for indicators of impairment under IAS 36 and applicable exploration-asset guidance. The assessment considers project progress, budgets, equipment condition and utility, cost to complete, financing, permits, infrastructure, market conditions and expected future economic benefits. If an indicator exists, recoverable amount involves significant estimates and sensitivities.

Ares Strategic Mining Inc. For the Nine-month Period Ended 30 June 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Share proceeds receivable

The Sorbie receivable is measured at fair value through profit or loss. Valuation requires estimates of remaining settlement cash flows, market-price inputs, benchmark prices, timing, discount rates and counterparty or credit-support considerations. Changes in those inputs may produce material gains or losses.

Approval

The Board of Directors of the Company approved the disclosure contained in this MD&A.

Caution Regarding Forward-Looking Information

This MD&A contains forward-looking information concerning, among other matters, project development, mine operations, commissioning, production, product quality, contracts, capital expenditures, financing, debt, permits, environmental matters, litigation and future financial or operating performance. Such information is based on management’s current plans, expectations and assumptions and is not a guarantee of future performance.

Forward-looking information is often identified by words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “may”, “could”, “would”, “might” or “will”. Actual results may differ materially because of the risks described in this MD&A, including geological uncertainty, the absence of mineral resources or reserves, equipment and process performance, construction and commissioning delays, product acceptance, cost escalation, contractor and supplier performance, related-party arrangements, permits, power and water infrastructure, financing and liquidity, debt covenant compliance, commodity prices, foreign exchange, government-contract requirements, title, safety and environmental matters. Readers should not place undue reliance on forward-looking information.

Respectfully submitted on behalf of the Board of Directors,

“James Walker”

James Walker, CEO